Exhibit 99.1

For Immediate Release

February 16, 2005

DRAXIS Diagnostic Radiopharmaceutical Approved in First European Country

Approval in Netherlands for MAA diagnostic kit for lung imaging paves way for additional products and countries across Europe

Mississauga, Ontario February 16, 2005 - DRAXIS Health Inc. (TSX:DAX) (Nasdaq:DRAX) announced today that DRAXIMAGE, its radiopharmaceuticals division, has received approval from the Dutch regulatory authority for its Kit for the Preparation of Technetium Tc 99m Albumin Aggregated Injection (MAA Kit).  Approval in the Netherlands allows DRAXIMAGE to initiate the Mutual Recognition Procedure (MRP) in pursuit of further regulatory approvals for the diagnostic imaging product in several additional European Union countries.

“This first approval is a key milestone in our strategic plan to introduce several additional DRAXIMAGE branded products into a number of European markets throughout 2005,” said Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health Inc. “We have successfully introduced eight products into the U.S. market in recent years and now we are poised to enter the European market as we continue to expand internationally.”

DRAXIMAGE has filed marketing applications with the regulatory authorities for three additional radiopharmaceutical diagnostic imaging agents, as well as two therapeutic products. Review of these additional files by the Dutch and Danish regulatory agencies is on-going. All six products are currently marketed in North America through several distribution channels serving the radiopharmacy community.

The DRAXIMAGE MAA Kit is a lyophilized formulation of aggregated albumin that is labelled with the short-lived medical isotope Technetium Tc 99m by qualified radiopharmacists immediately before injection. The final preparation is a lung imaging agent which is used in the evaluation of pulmonary perfusion in adults and paediatric patients. It may also be used in adults as an imaging agent to aid in the evaluation of peritoneo-venous (Le Veen) shunt patency.

DRAXIMAGE is one of two divisions of Draxis Specialty Pharmaceuticals Inc., the operating arm of the parent company; DRAXIS Health Inc.  DRAXIMAGE develops diagnostic and therapeutic products for use in Nuclear Medicine and Oncology and is a major supplier of lyophilized radiopharmaceutical kits for use with Technetium-99m including MAA, MDP, DTPA and Glucoheptonate.  DRAXIMAGE is also a primary supplier of Iodine-131 and Iodine-125 labelled radiopharmaceuticals for both diagnosis and radiotherapy. Many of these products are available for export around the world.

About DRAXIS Health Inc.

DRAXIS Health Inc. www.draxis.com is a rapidly growing specialty pharmaceutical company providing products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications.  Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced and sold through the DRAXIMAGE division.  DRAXIS Health employs over 500 staff in its Montreal facility.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to, timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the Company’s ability to protect its confidential information; the preservation of healthy working relationships with the Company’s unions and employees; the avoidance of product liability claims; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission, and its Annual Information Form filed with the Canadian securities regulators. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston, Investor Relations

Phone: 877-441-1984